September 11, 2020

VIA EDGAR

Division of Corporation Finance Office of Real Estate & Construction Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Howard Efron and Jennifer Monick

Re: Responses to the Securities and Exchange Commission
Staff Comments dated August 28, 2020, regarding
C21 Investments Inc.
Form 20-F for the Fiscal Year Ended January 31, 2020
Filed July 14, 2020
File No. 000-55982

Dear Sir/Madam:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the August 28, 2020 letter regarding the above-referenced Annual Report on Form 20-F (the "Annual Report") of C21 Investments Inc. (the "Company", "we," "our," or "us") filed on July 14, 2020. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly.

Simultaneously with the transmission of this letter, the Company is filing via EDGAR an amendment to the Annual Report, responding to the relevant comments by the Staff.  We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

Our responses are as follows:

Form 20-F for the Fiscal Year Ended January 31, 2020

Exhibit 15.1

Management's Discussion and Analysis

Completed Acquisitions, page 4

Staff Comment No. 1.

Please provide us with your significance testing results for your acquisition of Silver State Cultivation LLC and Silver State Relief LLC on January 15, 2019 and for your acquisition of Swell Companies Limited on May 24, 2019. In your response, tell us what consideration you have given to providing audited financial statements within Form 6-K for material acquisitions. Additionally, help us to better understand your disclosure in your Form 6-K filed on April 30, 2019 in which you conclude that you are unable to obtain audited financial statements for the Silver State acquisition for periods prior to the second six months of 2018. Reference is made to Rule 3-05 of Regulation S-X.

September 14, 2020

Company's Response:

The Company was a reporting issuer under the multijurisdictional disclosure system ("MJDS") when it acquired Silver State Cultivation LLC ("SSC") and Silver State Relief LLC ("SRC" and together with SSC, the "Silver State Companies") and Swell Companies Limited ("SLC").  As a MJDS filer, the Company performed significance testing pursuant to its reporting and disclosure obligations in Canada and filed the relevant disclosures in Canada for the acquisitions of the Silver State Companies and SLC.  Promptly after the filing the relevant disclosures in Canada of each applicable acquisition, the Company furnished Form 6-K's with the SEC including all relevant public disclosures that were filed in Canada.

The Company does not believe the Rule 3-05 Regulation S-X significant test is applicable for the above referenced acquisitions. The Company notes that the acquisition of the Silver State Companies closed on January 15, 2019 and a full year of operations post-acquisition have been included in the audited financial statements for the Company's fiscal year ended January 31, 2020 that were filed with the Annual Report.

The Company has performed a significance analysis for the SLC acquisition and it is not considered a significant acquisition because it was less than 20% significant under all three tests.

Exhibit 99.2

Report of Independent Registered Public Accounting Firm, page 1

Staff Comment No. 2.

Please amend your filing to include the signature of your independent registered public accounting firm on their report. Reference is made to Rule 2-02 of Regulation S-X.

Company's Response:

In response to the Staff's comment, the Company is concurrently filing herewith an amendment to the Annual Report with an updated Exhibit 99.2, Report of Independent Registered Public Accounting Firm, with the requisite signature of the Company's independent registered public accounting firm.

* * * * *

September 14, 2020

Thank you for your review of the filing.  If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (604) 785-3266, or James Guttman of Dorsey & Whitney LLP at (416) 367-7376.

Sincerely,

C21 Investments Inc.

"Michael Kidd"

Michael Kidd, CPA, CA

Chief Financial Officer

cc: James Guttman, Dorsey & Whitney LLP